CUSIP No. 536221104	13G	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No   )*

The Lion Electric Company
(Name of Issuer)

Common Shares
(Title of Class of Securities)

536221104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP No. 536221104	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Power Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
69,572,061[1]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
69,572,061[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,572,061[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.6%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Consists of (i) 67,301,166 of Common Shares of the Issuer (“Common Shares”) and (ii) 2,270,895 Common Shares which may be acquired by Power Energy Corporation through the exercise of its options under that certain option agreement, dated November 27, 2020, by and among Power Energy Corporation, on the one hand, and XPND Croissance Fund L.P., 9368-2722 Québec Inc. and 9231-9979 Québec Inc., on the other hand.
2 Based on 190,002,712 Common Shares outstanding as of January 31, 2022.

CUSIP No. 536221104	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Power Sustainable Capital Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
69,572,061[3]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
69,572,061[3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,572,061[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.6%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 See footnote 1 on first page.
4 See footnote 2 on first page.

CUSIP No. 536221104	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: The Lion Electric Company

Item 1(b).	Address of Issuer's Principal Executive Offices: 921 chemin de la Rivière-du-Nord Saint-Jérôme (Québec) J7Y 5G2

Item 2(a).
Name of Persons Filing:

The persons filing this Schedule 13G are Power Sustainable Capital Inc. (“Power Sustainable”) and Power Energy Corporation, a wholly owned subsidiary of Power Sustainable (“Power Energy,” and together with Power Sustainable, the “Reporting Persons”).

Power Energy is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons.

As a result of direct and indirect securities holdings, Power Corporation of Canada (“PCC”) and the Desmarais Family Residuary Trust (the “Trust”), which was created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, the trustees of which are Paul Desmarais Jr., André Desmarais, Sophie Desmarais, Michel Plessis-Bélair and Guy Fortin, may be deemed to control the Reporting Persons.  Decisions with respect to voting the shares of PCC held directly and indirectly by the Trust are determined by a majority of the trustees, excluding Sophie Desmarais.  PCC, a corporation organized under the laws of Canada, is an international management and holding company with its principal place of business at 751 Victoria Square, Montreal (Québec), Canada H2Y 2J3.  The Trust was formed under the laws of Québec and has its address at 759 Square Victoria, Montreal (Québec), Canada H2Y 2J7.

Item 2(b).
Address of Principal Business Office or, if none, Residence:
For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 751 Square Victoria, Montreal, Quebec, Canada H2Y 2J3.

Item 2(c).	Citizenship: All Reporting Persons are organized under the laws of Canada.

Item 2(d).	Title of Class of Securities: Common Shares

Item 2(e).	CUSIP Number: 536221104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership: The information in Items 1 and 5 through 11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.

CUSIP No. 536221104	13G	Page 5 of 6 Pages

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares reported herein.  Each Reporting Person disclaims beneficial ownership of such shares except to the extent of its interest therein.  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by the Reporting Persons and PCC.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The securities being reported on by Power Energy and Power Sustainable are owned directly by Power Energy, which is 100% owned by Power Sustainable.

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification: Not applicable.

CUSIP No. 536221104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Power Sustainable Capital Inc.

By: /s/ Delia Cristea
Name: Delia Cristea
Title: General Counsel and Secretary

Power Energy Corporation

By: /s/ Delia Cristea
Name: Delia Cristea
Title: General Counsel and Secretary